BALDWIN
BALDWIN PIANO & ORGAN COMPANY
422 Wards Corner Road
Loveland, Ohio 45140-8390

(513) 576-4500


FOR IMMEDIATE RELEASE
---------------------

LOVELAND, OHIO, February 22, 1996 - Baldwin Piano & Organ Company net earnings for the fourth quarter increased 27% to $1.6 million ($.48 per share) from $1.3 million ($.38 per share) in 1994, before an after-tax charge of $3.0 million in 1994. Net sales were down 6% for the quarter compared to last year, $35.7 million from $38.1 million. Despite lower sales, Baldwin achieved fourth quarter earnings growth, primarily as a result of reductions in selling, general and administrative expenses.

The majority of the sales decline in the fourth quarter of 1995 is a result of the consolidation of Baldwin and Wurlitzer dealer networks. Beginning September 1, 1995, Baldwin began shipping all Wurlitzer products under its consignment program. Under this program, sales are reported when the Company receives payment from a dealer rather than, as Wurlitzer did, when the instruments were shipped to a dealer. The result is a reduction in the sales reported in the fourth quarter compared to the same quarter last year.

Net earnings for the full year 1995 increased 18% to $4.0 million ($1.16 per share) from $3.3 million ($.98 per share) in 1994, before the 1994 after-tax charge mentioned above. Net sales for 1995 of $122.6 million remained even with 1994. The increase in net earnings for 1995 is a result of reductions in selling, general and administrative expenses, partially offset by higher production costs in the keyboard instrument business and an increased percentage of sales coming from furniture and music contracting businesses which carry a lower margin.

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                              THREE MONTHS ENDED       TWELVE MONTHS ENDED
(in thousands, except            DECEMBER 31,             DECEMBER 31,
 net earnings per share)        1995      1994           1995      1994
                                ----      ----           ----      ----
Net sales                     $35,667   $38,129        $122,634  $122,347
Cost of goods sold             28,323    32,274          97,123    97,029
                              -------   -------        --------  --------
     Gross profit               7,344     5,855          25,511    25,318
Income on the sale of
  installment receivables       1,382     1,160           5,134     4,987
Interest income on
  installment receivables         234       177             693       564
Other operating income          1,077     1,077           3,299     3,341
Selling, general and
  administrative expenses      (6,789)  (10,370)        (26,229)  (31,550)
Interest expense                 (597)     (659)         (2,087)   (2,101)
                              -------   -------        --------  --------
     Earnings (loss)
       before income taxes      2,651    (2,760)          6,321       559
Income taxes                    1,008    (1,055)          2,361       214
                              -------   -------        --------  --------
     Net earnings (loss)      $ 1,643   $(1,705        $  3,960  $    345
                              =======   =======        ========  ========
Net earnings
  (loss) per share               $.48     $(.50)          $1.16      $.10
                                 ====     =====           =====      ====
Average number of
  shares outstanding            3,415     3,415           3,415     3,415
                                =====     =====           =====     =====
Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products over 130 years. The market leader of acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

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CONTACT:  Charles Juengling  (513) 576-4522